Brady Corporation

6555 West Good Hope Road P.O. Box 571 Milwaukee, WI USA 53201-0571

February 10, 2012	Tel: 414 358 6600 Fax: 414 438 6910
www.bradycorp.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attention:	Terence O’Brien Jenn Do Sherry Haywood

Re:	Brady Corporation Form 10-K for the year ended July 31, 2011 Filed September 27, 2011 File Number 1-14959

Ladies and Gentlemen:

Brady Corporation (the “Company”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated January 31, 2012 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended July 31, 2011, filed September 27, 2011.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within 10 business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for a 10 business day extension that was granted by Jenn Do of the Staff in a phone conversation on February 6, 2012. The Company will formally respond to the Commission on or before February 29, 2012.

If you have any questions regarding the foregoing, please contact the undersigned at (414) 358-6620.

Sincerely,

/s/ Thomas J. Felmer
Thomas J. Felmer
Senior Vice President and
Chief Financial Officer